FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2005

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Material Contained in this Report:

     I. English translation of a press release dated August 1, 2005, announcing the terms of stock acquisition rights to be issued in connection with the grant of stock options.

     II. English translation of the Japanese-language Extraordinary Report submitted to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 3, 2005.

     III. English translation of the Japanese-language Notice of Changes in Subsidiaries (Merger), as filed by the registrant with the Tokyo Stock Exchange on August 3, 2005.

     IV. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on August 19, 2005.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Toyota Motor Corporation



                                            By: /s/ Masaki Nakatsugawa
                                               ------------------------------
                                                Name:  Masaki Nakatsugawa
                                                Title: General Manager of
                                                       Accounting Division



Date:  August 31, 2005